EXHIBIT 99.1

LumiraDx Reports Third Quarter 2022 Results

Progress on Near-Term Growth Opportunities and Cost Savings

LONDON, Nov. 09, 2022 (GLOBE NEWSWIRE) -- LumiraDx Limited (Nasdaq: LMDX), a next-generation point of care (POC) diagnostics company, today announced operational and financial results for the third quarter ended September 30, 2022.

  Q3 2022 revenue of $42.2 million compared to Q2 2022 revenue of $44.7 million and Q3 2021 revenue of $109.1 million; strong position in a changing COVID testing market
  Global restructuring plan on track with cost-saving initiatives implemented of $18 million per quarter
  Commercializing newly CE marked products in Europe and international markets: HbA1c, NT-ProBNP, SARS-CoV-2 Ag Ultra, Ultra Pool, and SARS-CoV-2 & RSV combo
  Diabetes test shipments commenced, planned rollout of heart failure test
  Expansion of U.S. customer base continues, preparing clinical studies and 510(k) submission for SARS-CoV-2 Ag Ultra 5-minute test and SARS-CoV-2 & Flu combo

“We are commercializing our portfolio of newly authorized products while reducing our cost base significantly,” said LumiraDx Chairman and CEO Ron Zwanziger. “Recently we began shipments of our HbA1c fingerstick assay for diabetes in Europe, a key market for our strategy to enable primary care physicians to consolidate multiple POC diagnostic instruments and tests onto our Platform. We are also on track to launch our NT-ProBNP assay for congestive heart failure by the end of this year in European and international markets. We strengthened our market position by more than doubling the number of customer sites in the U.S. this year and are excited about the diversification of our installed base across health systems, primary care, pharmacy and enterprise settings to support U.S. opportunities beyond COVID testing. Restructuring efforts have enabled us to right-size operations to meet customer needs efficiently and focus R&D and business priorities on near-term growth opportunities.”

2022 Third Quarter Financial Highlights

The global restructuring plan to resize operations to current market requirements was fully implemented in the third quarter, and we have already implemented additional cost reductions to bring the expected savings to approximately $18 million per quarter. At the same time, we are making strategic use of resources to advance our near-term R&D pipeline of assays for common health conditions and commercialize new products to drive revenue growth.

For the three months ended September 30, 2022, LumiraDx delivered revenue of $42.2 million compared to $109.1 million for the third quarter of 2021. Platform test strip revenues were $26.9 million, and sales of instruments, accessories and other items related to our point of care Platform were $1.7 million. Our Fast Labs revenues were $9.0 million in the third quarter of 2022. Substantially all of the revenues for test strips and Fast Labs were derived from our COVID-19 products.

LumiraDx’s COVID products are recognized for their significant performance and cost advantages over competing POC options. As the overall market for COVID testing has dropped, we have retained revenue through expansion of customer sites and use cases in key markets including the U.S., U.K., Italy and Japan.

Total gross margins for the third quarter of 2022 were 20% compared to 11% in the second quarter of 2022 and 36% in the third quarter of last year. Inventory reserves of $9 million related primarily to COVID testing materials negatively impacted gross margins in the quarter. The impact of our global restructuring program is expected to reduce fixed manufacturing costs in the fourth quarter of this year.

Research and development expenses were $31.3 million in the third quarter of 2022. Our non-IFRS R&D expenses in the third quarter of 2022 were $29.2 million, a decrease of 35% from the second quarter of this year. We have prioritized R&D spend to focus on our near-term pipeline and U.S. 510(k) submissions for the back half of 2022 and into next year.

Third quarter 2022 sales, marketing and administrative expenses were $35.3 million.  Adjusted non-IFRS sales, marketing and administrative expenses, excluding amortization and share-based payment expenses, were $27.9 million in the third quarter of 2022 as compared with $23.8 million for the same period last year. Third quarter 2022 non-IFRS SG&A represents a 10% decrease compared to the second quarter of 2022, due to currency translation effects of a strong U.S. dollar and the partial period impact of our global restructuring program.

Operating loss for the third quarter of 2022 was $57.9 million compared with a $55.5 million loss for the same period last year. Third quarter 2022 non-IFRS operating loss of $47.9 million improved $22.6 million from a second quarter of 2022 non-IFRS operating loss of $70.5 million. We expect our global restructuring efforts will continue to support this improving trend as we focus strongly on our cash position.

Conference Call

LumiraDx’s senior management team will host a conference call today at 8:00 AM ET to discuss the company’s financial results and business updates. Call in details and a link to view the webcast may be found at investors.lumiradx.com/news-and-events/investor-calendar. A replay of the webcast will be available on the Investors section of the company's website at investors.lumiradx.com shortly after the conclusion of the call. The webcast will be archived for one year.

About LumiraDx

LumiraDx Limited (Nasdaq: LMDX) is next-generation point of care diagnostics company that is transforming community-based healthcare. Its actively controlled microfluidic technology provides fast, high performance and accessible diagnostic solutions wherever the patient is for nearly any testing scenario, creating unique testing options at the point of need. The company offers a broad menu of lab comparable tests on a single portable Platform, with more than 30 assays on the market and in the pipeline, covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders. The company also supports high-complexity laboratory testing in an accessible high-throughput format to leverage current molecular laboratory operations.

Founded in 2014 and based in the UK, LumiraDx's diagnostic testing solutions are being deployed globally by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to help screen, diagnose, and monitor wellness as well as disease. More information on LumiraDx is available at www.lumiradx.com.

Contact:
Colleen McMillen
Colleen.McMillen@lumiradx.com
+1.917.344.9360

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the effectiveness of our strategy, regulatory progress and the advancement of our pipeline of tests, the timing and results of our clinical trials, the timing of commercial launch of certain products, the benefits and performance of our tests, and the expected timing and results of our cost-saving initiatives and global restructuring activities. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; the effect of COVID-19 on LumiraDx's business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021,which was filed with the Securities and Exchange Commission, or SEC on April 13, 2022, in our report on Form 6-K that was filed with the SEC on August 16, 2022, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Non-IFRS Financial Measures

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-IFRS financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-IFRS financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and margins are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating loss, gross margin or net income (loss) or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

We define non-IFRS operating loss and non-IFRS net income (loss) as operating loss and net income (loss), respectively, excluding amortization, share-based payments, IFRS 2 listing expense, change in fair value of financial instruments, foreign exchange (gain)/loss, dividends on preferred shares and non-cash interest. We define non-IFRS expenses as expenses excluding amortization and share-based payments. We recommend that you review the reconciliation of the non-IFRS measure to the most directly comparable IFRS financial measure provided in the financial statement tables included below, and that you not rely on any single financial measure to evaluate our business.

LUMIRADX LIMITED
Unaudited Consolidated Statement of Financial Position

	SEPTEMBER 30, 2022	DECEMBER 31, 2021
	(in thousands)
ASSETS
Non–Current Assets
Other non-current assets	$452	$569
Intangibles and goodwill	30,560	37,048
Right-of-use Assets	21,919	27,746
Property, plant and equipment	153,792	173,397
Total Non-Current Assets	206,723	238,760
Current Assets
Inventories	158,609	149,055
Tax receivable	15,172	15,022
Trade and other receivables	52,940	109,798
Cash and cash equivalents	135,265	132,145
Total Current Assets	361,986	406,020
TOTAL ASSETS	$568,709	$644,780
LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	$(358,397)	$(301,129)
Other long term liabilities	(46,488)	-
Lease liabilities	(20,476)	(25,514)
Stock warrants	(632)	(10,407)
Deferred tax liabilities	(408)	(779)
Total Non-Current Liabilities	(426,401)	(337,829)
Current Liabilities
Debt due within one year	(109)	(191)
Government and other grants	(30,685)	(38,941)
Trade and other payables	(87,205)	(99,641)
Lease liabilities due within one year	(6,495)	(5,582)
Total Current Liabilities	(124,494)	(144,355)
Equity
Share capital and share premium	(853,508)	(754,023)
Foreign currency translation reserve	(56,030)	19,706
Other reserves	(104,957)	(104,957)
Accumulated deficit	996,416	676,223
Total equity attributable to equity holders of the parent	(18,079)	(163,051)
Non-controlling interests	265	455
Total Equity	(17,814)	(162,596)
TOTAL EQUITY AND LIABILITIES	$(568,709)	$(644,780)

LUMIRADX LIMITED
Unaudited Consolidated Statement of Profit and Loss and Comprehensive Income

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2022	2021	2022	2021
	(in thousands, except share and per share data)
Revenue	$42,218	$109,081	$213,356	$303,175
Cost of sales	(33,585)	(70,241)	(149,860)	(206,155)
Gross Profit	8,633	38,840	63,496	97,020
Research and development expenses	(31,255)	(35,396)	(120,024)	(96,399)
Selling, marketing and administrative expenses	(35,312)	(28,111)	(113,313)	(93,109)
Listing expenses	-	(30,809)	-	(30,809)
Operating Loss	(57,934)	(55,476)	(169,841)	(123,297)
Finance income	4,830	226,196	9,914	166,246
Finance expense	(88,184)	(37,317)	(183,444)	(103,949)
Net finance expense	(83,354)	188,879	(173,530)	62,297
Gain/(Loss) before Tax	(141,288)	133,403	(343,371)	(61,000)
Tax (provision)/credit for the period	(2,143)	(994)	(3,628)	(2,551)
Gain/(Loss) for the period	$(143,431)	$132,409	$(346,999)	$(63,551)
Gain attributable to non-controlling interest	51	-	190	322
Net gain/(loss) attributable to equity holders of parent—basic and diluted	$(143,482)	$132,409	$(347,189)	$(63,873)
Net gain/(loss) per share attributable to equity holders of parent—basic	$(0.47)	$0.99	$(1.28)	$(0.48)
Net gain/(loss) per share attributable to equity holders of parent—diluted	$(0.47)	$0.72	$(1.28)	$(0.48)
Weighted-average number of Ordinary Shares used in loss per share—basic	304,414,189	133,546,183	270,844,070	132,649,878
Weighted-average number of Ordinary Shares used in loss per share—diluted	304,414,189	183,227,228	270,844,070	132,649,878

LUMIRADX LIMITED
Unaudited Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures

	THREE MONTHS ENDED SEPTEMBER 30,
	Cost of Goods Sold		Research and Development		Selling, Marketing and Administrative
	2022	2021	2022	2021	2022	2021
	(in thousands)
IFRS Financial Measure	$(33,585)	$(70,241)	$(31,255)	$(35,396)	$(35,312)	$(28,111)
Amortization	-	-	37	43	432	673
Share-based payments	553	-	2,028	422	6,998	3,674
Non-IFRS Adjusted Financial Measure	$(33,032)	$(70,241)	$(29,190)	$(34,931)	$(27,882)	$(23,764)

	THREE MONTHS ENDED SEPTEMBER 30,
	Gross Margin		Operating Loss		Net Loss		Diluted EPS
	2022	2021	2022	2021	2022	2021	2022	2021
	(in thousands, except per share data)
IFRS Financial Measure	$8,633	$38,840	$(57,934)	$(55,476)	$(143,431)	$132,409	$(0.47)	$0.99
Amortization	-	-	469	716	469	716	-	0.02
Share-based payments	553	-	9,579	4,096	9,579	4,096	0.03	0.03
Listing Charge[1]	-	-	-	30,809	-	30,809	-	0.23
Change in fair value of financial instruments	-	-	-	-	(4,830)	(226,460)	(0.01)	(1.70)
Foreign exchange loss/(gain)[2]	-	-	-	-	71,284	18,095	0.23	0.13
Dividends on preferred shares	-	-	-	-	-	5,445	-	0.04
Non-cash interest	-	-	-	-	4,156	4,002	0.01	0.03
Non-IFRS Adjusted Financial Measure	$9,186	$38,840	$(47,886)	$(19,855)	$(62,773)	$(30,888)	$(0.21)	$(0.23)
Adjusted Gross Profit Margin	22%	36%

1 - Includes an IFRS 2 charge of $22.2 million for the difference in the fair value of the shares deemed to have been issued by LumiraDx in the merger transaction to CA Healthcare shareholders and the net assets of CA Healthcare and $8.6 million of LumiraDx transaction costs
2 - Net foreign currency exchange losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to the revaluation of long term balances between group subsidiaries of different functional currencies

	NINE MONTHS ENDED SEPTEMBER 30,
	Cost of Goods Sold		Research and Development		Selling, Marketing and Administrative
	2022	2021	2022	2021	2022	2021
	(in thousands)
IFRS Financial Measure	$(149,860)	$(206,155)	$(120,024)	$(96,399)	$(113,313)	$(93,109)
Amortization	-	-	117	131	1,374	1,753
Share-based payments	1,577	-	5,808	1,469	19,611	27,908
Non-IFRS Adjusted Financial Measure	$(148,283)	$(206,155)	$(114,099)	$(94,799)	$(92,328)	$(63,448)

	NINE MONTHS ENDED SEPTEMBER 30,
	Gross Margin		Operating Loss		Net Loss		Diluted EPS
	2022	2021	2022	2021	2022	2021	2022	2021
	(in thousands, except per share data)
IFRS Financial Measure	$63,496	$97,020	$(169,841)	$(123,297)	$(346,999)	$(63,551)	(1.28)	(0.48)
Amortization	-	-	1,491	1,884	1,491	1,884	0.01	0.01
Share-based payments	1,577	-	26,996	29,377	26,996	29,377	0.10	0.22
Listing Charge[1]	-	-	-	30,809	-	30,809	-	0.24
Change in fair value of financial instruments	-	-	-	-	(9,775)	(166,208)	(0.05)	(1.25)
Foreign exchange loss/(gain)[2]	-	-	-	-	146,005	13,267	0.55	0.10
Dividends on preferred shares	-	-	-	-	-	16,156	-	0.12
Non-cash interest	-	-	-	-	7,825	46,654	0.03	0.35
Non-IFRS Adjusted Financial Measure	$65,073	$97,020	$(141,354)	$(61,227)	$(174,457)	$(91,612)	$(0.64)	$(0.69)
Adjusted Gross Profit Margin	30%	32%

1 - Includes an IFRS 2 charge of $22.2 million for the difference in the fair value of the shares deemed to have been issued by LumiraDx in the merger transaction to CA Healthcare shareholders and the net assets of CA Healthcare and $8.6 million of LumiraDx transaction costs
2 - Net foreign currency exchange losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to the revaluation of long term balances between group subsidiaries of different functional currencies

LUMIRADX LIMITED
Unaudited Consolidated Statement of Cash Flows
	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,
	2022	2021	2022	2021
	(in thousands, except share and per share data)
Cash Flows from Operating Activities
Income/(Loss) for the period	$(143,431)	$132,409	$(346,999)	$(63,551)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Depreciation	7,459	7,134	22,883	14,673
Amortization	469	716	1,491	1,884
Net finance (income)/expenses	83,022	(194,443)	172,659	(78,384)
Equity based share based payment transactions	9,579	4,096	26,996	29,377
Increase in tax receivable	(742)	(1,466)	(2,777)	(2,839)
Accrued preferred shares dividends	-	5,445	-	16,156
Listing charge		22,214	-	22,214
Changes to working capital:
Inventories	(2,267)	(4,188)	(34,558)	(92,995)
Trade and other receivables	5,694	(26,093)	48,865	27,526
Trade payables and other liabilities	(9,899)	29,825	(23,116)	43,688
Net Cash used in Operating Activities	(50,116)	(24,351)	(134,556)	(82,251)
Cash Flows from Investing Activities
Purchases of property, plant, equipment	(5,879)	(19,678)	(22,606)	(81,419)
Cash paid for business acquisitions, net of cash received	-	38,244	-	36,276
Net Cash generated from/(used in) Investing Activities	(5,879)	18,566	(22,606)	(45,143)
Cash Flows from Financing Activities
Proceeds from issuance of convertible notes, net of issuance costs	-	-	54,009	-
Proceeds from issuance of common stock, net of issuance costs	98,033	-	98,033	-
Proceeds from instrument financing agreement	-	-	41,500	-
Proceeds from debt issuance, net of issuance costs	-	-	-	361,729
Shares issued on the exercise of share options	1,885	-	5,976	-
Repayment of principal portion of lease liabilities	(1,357)	(2,572)	(4,333)	(4,830)
Cash interest paid, net of interest received	(8,173)	(9,035)	(20,424)	(23,662)
Early extinguishment of debt	-	(37)	-	(2,387)
Repayments of debt	28	(66)	(91)	(140,286)
Net Cash (used in)/generated from Financing Activities	90,416	(11,710)	174,670	190,564
Net (Decrease)/Increase in Cash and Cash Equivalents	$34,421	$(17,495)	$17,508	$63,170
Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the period	106,450	246,455	132,145	161,172
Exchange gain/(loss) on cash and cash equivalents	(5,606)	(11,233)	(14,388)	(6,615)
Net increase/(decrease) in cash and cash equivalents	34,421	(17,495)	17,508	63,170
Cash and Cash Equivalents at the end of the period	$135,265	$217,727	$135,265	$217,727